Exhibit 3.18

State of Delaware Secretary of State Division of Corporations Delivered 01:55 PM 01/31/2011 FILED 01:55 PM 01/31/2011 SRV 110097787 - 4934238 FILE

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

OF

PADDOCK LABORATORIES, LLC

The undersigned, an authorized person, for the purpose of forming a limited liability company under the provisions and subject to the requirements of the Limited Liability Act of the State of Delaware, certify that:

1. The name of the limited liability company is Paddock Laboratories, LLC.

2. The address of the limited liability company’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, Delaware 19808. The name of the registered agent at that address is Corporation Service Company.

I have signed this Certificate of Formation as of January 28, 2011.

/s/ Todd W. Kingma
Todd W. Kingma, Authorized Person